Mail Stop 4561

March 22, 2007

Matthew C. Wolsfeld
Chief Financial Officer
Northern Technologies International Corporation
4201 Woodland Road
Circle Pines, MN 55014
(763) 225-6600

  Re: Northern Technologies International Corporation (File No. 001-11038)
    Form 10-KSB for the Fiscal Year Ended August 31, 2006

Dear Mr. Wolsfeld,

   We have reviewed the above referenced filing and the response letter dated March 9, 2007 and have the following comments. Please note that we have limited our review to the matter addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended August 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page 31

1. Please note that once you file an amendment to your Form 10-KSB for the fiscal year ended August 31, 2006 to include the other auditors' reports and revise the report from Virchow, Krause & Company LLP, we may raise additional comments.

2.   As previously noted in our comment letter dated February 15, 2007, pursuant to Rule 2-05 of Regulation S-X, if part of the examination is made by an independent accountant other than the principal accountant and the principal accountant elects to place reliance on the work of the other accountant and makes reference to that effect in his report, the separate report of the other accountant should be filed. Clarify whether your principal auditor has placed reliance on the work of the certain other auditors whose reports you have requested to be omitted from the filing and whether the principal auditor intends to make reference to those reports. If your principal auditor is placing reliance on these other auditors, your filing should include the reports, accordingly. These reports should comply with Rule 2-02 of Regulation S-X and the General Guidelines set forth in the SEC Regulations Committee Meeting Minutes dated September 13, 2005.

3.   We note that you will include the audit reports for the joint ventures in Finland, France, Korea, Singapore, Sweden and Thailand in an amendment to the Form 10-KSB. Confirm that these reports comply with the General Guidelines set forth in the SEC Regulations Committee Meeting Minutes dated September 13, 2005.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief